THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 7, 2009

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566

Dear Mr. Owings:

In response to your letter of comments dated September 22, 2009, please be advised as follows:

General

1.  Mr. Clarke’s former relationship with Renewable Energy, Ltd. has been disclosed.  Mr. Clarke is no longer affiliated with Tiger Renewable Energy, Ltd.  Disclosure regarding all other public companies during the past 5 years, with the exception of Tiger Renewable Energy, Ltd., was previously disclosed as required by Item 401(e) of Reg. S-K.

Prospectus

2.  The disclosure requested has been provided.

3.  The disclosure requested has been provided.

4.  The Company has removed the language requested and disclosed that the funds will not earn interest if returned.  The language has been revised accordingly.

5.  The disclosure requested has been provided.

6.  The per share proceeds if the maximum is sold has been revised.

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566
October 7, 2009
Page 2

Prospectus Back Cover

7.  The disclosure language required by Item 502(b) of Reg. S-K has been provided.

Summary

8.  The information requested has been provided.

Risk Factors

9.  The disclosure requested has been provided.

Use of Proceeds.

10.  A discussion of the planned use of proceeds if 1,000,000 shares are sold has been provided.

11.  The information requested has been provided.

Dilution

12.  The dilution has been revised.

13.  The dilution has been revised.

14.  The dilution has been revised.

Plan of Distribution

15.  Disclosure has been provided why the application of the penny stock rules may affect a shareholder’s ability to resell his shares.

Plan of Operation

16.  The language discussed has been deleted from the registration statement.

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566
October 7, 2009
Page 3

Business

17.  The information requested has been provided.

18.  The terms “clients” and “potential clients” has been revised to “customers” and “purveyors” has been revised to “suppliers” throughout.

Website

19.  The descriptive adjective, “extensive” has been removed throughout the registration statement.

20.  The risk factor requested has been provided.

21.  “Salon products” was included in error and has been deleted and the sentence revised.

Paying

22.  The disclosure requested has been provided.

23.  The Company has revised this section.  Your comment caused management to realize that it is unwilling to offer a refund if the supplier is not.  Accordingly, the Company has decided to only pass on the warranties provided by the supplier.  Disclosure has been made accordingly.

Source of Products

24.  The disclosure requested has been provided.

25.  Disclosure has been provided that we have identified potential suppliers.

Revenue

26.  “Premium shelf space” has been deleted and the language revised.

Competition

27.  The language has been revised to reflect how the Company intends to be competitive.

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566
October 7, 2009
Page 4

28.  The information you requested regarding the fragmented and regionalized nature of the industry has been provided.

Insurance

29.  The risk factor requested has been provided.

Offices

30.  The information regarding the office has been provided and memorandum of understanding has been filed as Exhibit 10.1.

Government Regulation

31.  The section has been revised to specifically discuss Nevada and Hong Kong law regarding business operations by a foreign entity in Hong Kong.  No risk factor was included since there is no risk relatively to Nevada or Hong Kong.  Further, the Company is not aware of any jurisdiction that requires registration as a foreign corporation where no physical presence in that country exists.

Principal Stockholders

32.  The chart has been revised.

Future Sales by Existing Stockholders

33.  This section has been revised with a discussion of existing law as set forth in SEC Release 33-8869.

Description of Securities

34.  The first asterisk has been revised.

35.  The sentence has been removed.

Financial Statements

36.  Note 2 has been revised.

37.  The statement of stockholders’ equity has been revised.

Mr. H. Christopher Owings, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Monar International, Inc.
Form S-1 Registration Statement
File No. 333-161566
October 7, 2009
Page 5

38.  Note 2 - Summary of Significant Accounting Policies has been revised.

39.  The language has been revised.  The president/director is not providing rent-free office space.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Monar International, Inc.